

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Surendra Ajjarapu
Chief Executive Officer
AIRO Group, Inc.
515 Madison Avenue, 8th Floor, Suite 8078
New York, NY 10022

> **Re: AIRO Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 31, 2023**
> **File No. 333-272402**

Dear Surendra Ajjarapu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 16, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed August 31, 2023

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 122

1. We note your presentation of a pro forma negative cash balance on the pro forma balance sheet. With reference to applicable U.S. GAAP, please tell us why you believe it is appropriate to present a pro forma negative cash balance, as opposed to a liability or other presentation.

Earnout Shares, page 126

2.   We note your response to prior comment 1 and have the following comments:

- Although we understand that "the issuance of the Earnout Shares to the securityholders is not dependent on the securityholders' employee or ex-employee status," please explain how you determined that the substance of the potential sponsor payments does not represent compensation for services provided in their capacity as sponsors.

- Explain in more detail how the earn-out provision is earned. For example, assume in the first twelve-month period that ParentCo's revenue exceeded $358.9 million. Tell us whether the holder would also receive the 6.6 million shares for each of the two lower revenue triggers (that is, where revenue is greater than or equal to $42.6 million, and where revenue is greater than or equal to $141.4 million for the first time during the Earnout Eligibility Period), in addition to the 6.6 million shares for ParentCo's revenues exceeding $358.9 million for this period. If so, tell us how you determined the settlement provisions permit equity classification under ASC 815-40-15-7D through -7F.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 128

3.   We note your response to comment 9 in your letter dated June 30, 2023. We are unable to concur with your recognition of a forward purchase receivable asset under ASC 480. Please tell us how you considered whether your initial payment of cash to Meteora under this agreement is similar to a receivable arising from transactions involving a registrant's capital stock, which would be presented as a deduction from stockholders' equity as specified in Rule 5.02-29 of Regulation S-X. Additionally, to the extent that you conclude a subscription receivable is the appropriate accounting and presentation for this agreement, tell us how you evaluated the subscription receivable for any embedded derivatives under ASC 815, including an embedded written put option on your shares. If you have officially decided to terminate the agreement, please provide us with an update of such negotiations.

4.   Please address the following comments related to the detail of footnote (1) presented on page 131:

- We note that the adjustments to the cash and cash equivalents line items do not appear to correctly sum under all scenarios. Revise your disclosures as necessary.

- Ensure that the net changes to the cash and cash equivalents, forward purchase receivable, and additional paid-in capital line items, for each scenario, agree to the corresponding adjustment (1) amounts on the pro forma balance sheet.

5.   We note from your response to comment 2 and related disclosures that Kernel Group Holdings, Inc. ("Kernel") is required to provide $50 million in unencumbered cash as a closing condition to the business combination. We further note that the pro forma financial statements reflect a cash contribution of $15 million that appears contingent on Kernel "obtaining...equity investments." Please address the following comments related to this arrangement:

- Clarify for us the terms and conditions of Kernel's contribution, including the source(s) of the funds and whether the contribution is reliant on contingent events, such as a successful equity raise. To the extent that there are not formal agreements in place that substantiate Kernel's ability to provide the unencumbered cash payment, remove the applicable pro forma effects of adjustment (6).

- Clarify why the pro forma financial statements assume a $15 million contribution and not amounts that achieve the "required" $50 million. To the extent that any scenarios reflected in the pro forma financial statements would not allow consummation of the business combination, ensure you provide clear and prominent disclosure of such circumstances.

- Provide clear and prominent disclosure that the $50 million unencumbered cash requirement may be waived by AIRO Group Holdings, Inc..

6.   We note your response to prior comment 3. Please reconcile for us and explain in detail the reasons for the difference between the $10 common stock valuation used in the settlement of the Extension Loans and the $22.95 common stock valuation applied to other transactions.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 134

7.   We note that the amounts disclosed in adjustment (cc) do not total to the adjustment included on the pro forma statements of operations. Please revise your disclosures as necessary.

AIRO Group Holdings, Inc. - Audited Financial Statements
2. Put-Together Transaction, page F-95

8.   Please note that we are still evaluating your response to prior comment 5, including the supplemental response filed on November 13, 2023, regarding your accounting treatment for the contingent consideration issued in the acquisitions of AIRO Drone, LLC, Sky-Watch A/S, and Coastal Defense, Inc., and may have additional comments.

9.   Please note that we are still evaluating your response to prior comment 6, including the supplemental response filed on November 13, 2023, regarding your accounting treatment for the fair value of the common stock issued as partial consideration in the acquisitions of Sky-Watch A/S, Jaunt Air Mobility LLC, and Coastal Defense, Inc., and may have additional comments.

   Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kate Bechen